SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Youngdungpo-gu, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4 ’13 Earnings Results

I. Performance in Q4 2013 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q4 13	Q3 13	Q4 12	QoQ	YoY
Quarterly Results
Revenues	7,079	6,579	8,743	7.6%	-19.0%
Operating Income	257	389	587	-34.0%	-56.2%
Income before Tax	225	403	503	-44.2%	-55.3%
Net Income	71	239	320	-70.4%	-77.9%

II. IR Event of Q4 2013 Earnings Results

1. Provider of Information: IR Team

2. Participants:		Investors, Securities analysts, etc.

3. Purpose:		To present Q4’ 13 Earnings Results of LG Display

4. Date & Time:		16:00 (KST) on January 23, 2014 in Korean

21:00 (KST) on January 23, 2014 in English

5. Venue & Method:	1)	Earnings release conference in Korean: • Auditorium, B1 floor, LG Twin Towers (East Tower) 128, Youngdungpo-gu, Seoul

	2)	Conference call in English: • Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1620)

2) Main Contact for Disclosure-related Matters:

Thomas HS Yoon, Team Leader, IR Team (82-2-3777-0873)

David J Kim, Assistant Manager, IR Team (82-2-3777-2387)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q4 13 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q4 13 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG DISPLAY REPORTS FOURTH QUARTER 2013 RESULTS

SEOUL, Korea (Jan. 23, 2014) – LG Display, the world’s leading innovator of display technologies, reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2013.

•	Revenues in the fourth quarter of 2013 decreased by 19% to KRW 7,079 billion from KRW 8,743 billion in the fourth quarter of 2012 and increased by 8% from KRW 6,579 billion in the third quarter of 2013.

•	Operating profit in the fourth quarter of 2013 was KRW 257 billion, a year-on-year decrease of 56% from the operating gain of KRW 587 billion and a quarter-on-quarter decrease of 34% from the operating gain of KRW 389 billion.

•	EBITDA in the fourth quarter of 2013 was KRW 1,124 billion, a year-on-year decrease of 38% from KRW 1,814 billion and a quarter-on-quarter decrease of 12% from KRW 1,281 billion.

•	Net income in the fourth quarter of 2013 was KRW 71 billion compared with net income of KRW 320 billion in the fourth quarter of 2012, and net income of KRW 239 billion in the third quarter of 2013.

LG Display posted an operating profit of KRW1,163 billion in 2013, up by 28% compared to the previous year, achieving an annual operating profit of more than KRW 1 trillion for the first time in three years. This was realized mainly by steady demand from TV manufacturing customers, and expanded sales of premium products such as small- to medium-size panels driven by a product differentiation strategy.

“Despite market uncertainties due to the challenging economic environment, our annual operating profit in 2013 increased compared to the previous year. This was mainly achieved by focusing on technology differentiation, such as IPS and FPR 3D, and strengthening our cost differentiation,” said Dr. Sang Beom Han, CEO of LG Display. “We will continue to achieve future competitiveness by securing an advantageous position in new markets, including commercial and automobile displays, while actively pursuing Ultra HD TV and OLED TV businesses.”

LG Display posted a quarter-on-quarter revenue increase of 8% in the fourth quarter driven by strong seasonal demand towards the year end, strong sales of large-sized TVs in China, and increased seasonal shipments of small-to medium-size panels. Operating profit was maintained for a seventh consecutive quarter, although there was a quarter-on-quarter decline in the fourth quarter due to a continuous price decrease for TV panels that started in the third quarter.

The company shipped a total of 9.58 million square meters of net display area in the fourth quarter of 2013, an increase of 9% from the previous quarter.

LCD TV panels accounted for 37% of revenues in the fourth quarter of 2013, while monitors made up 17%, mobile applications 15%, notebook PCs 11% and tablets 20%.

With 101% in liability to equity ratio, 114% in current ratio, and 15% in net debt to equity ratio as of December 31, 2013, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of December 31, 2013. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“In 2014, industry panel demand on an area basis is expected to grow by a mid-single digit percentage from the previous year driven by continuous larger-size panel demand, while panel supply is also expected to grow by a mid-single digit percentage. As a result, overall supply and demand situation is expected to be similar to last year.” said Don Kim, CFO of LG Display. “Looking ahead, we expect profits in the first quarter of 2014 to decline quarter-on-quarter due to traditional seasonal decline in panel shipments and price, but we will do our utmost to overcome the challenges by continuous product and cost differentiation strategies.”

“LG Display will continue to make efforts to create greater shareholder value by focusing on future preparation, risk management and financial stability.” he added.

Note: Estimates contained in this statement are based in accordance with the amendment to K-IFRS 1001. Operating profit is defined as earnings after the cost of sales and operating costs are deducted from total revenue.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on January 23, 2014, at 4 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Wing, Yeouido, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 7:00 a.m. EDT and 12:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109511#. Please receive your personal pin code prior to the conference call at http://pin.teletogether.com/eng; please key in 9999 on the main page to receive a personal pin code.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and seven back-end assembly facilities in Korea, China, Poland, and Mexico. The company has a total of 56,000 employees operating worldwide. Please visit www.lgdisplay.com or www.lgdnewsroom.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Jean Lee, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1689
Email: bsleeb@lgdisplay.com	Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: January 23, 2014	By: /s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division